

December 1, 2011

Via Facsimile
Scott Lamb
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

> **Re:** **ICU Medical, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 18, 2011**
> **Form 10-Q for the Fiscal Quarter ended September 30, 2011**
> **Filed October 20, 2011**
> **File No. 001-34634**

Dear Mr. Lamb:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the fiscal quarter ended September 30, 2011

Exhibit 31.1

1.   We see that the certification furnished for your Chief Executive Officer here and in your June 30, 2011 Form 10-Q, improperly excluded the language of paragraph 4(d) of Item 601(b)(31) of Regulation S-K. Please amend your Form 10-Q filings to provide corrected certifications that include the required language for both your Chief Executive and Chief Financial Officers.

Scott Lamb
ICU Medical, Inc.
December 1, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or myself at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief